UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.
(Translation of registrant’s name into English)

4204 Industriel Blvd.
Laval, Québec, Canada H7L 0E3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ]             Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]             No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

April 9, 2010	Per:	/s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

On April 9, 2010, Alimentation Couche-Tard Inc. issued the following press release:

PRESS RELEASE

ALIMENTATION COUCHE-TARD PROPOSES TO ACQUIRE
CASEY’S GENERAL STORES FOR $36.00 PER SHARE IN CASH

ATD.A, ATD.B / TSX

Laval, Québec – April 9, 2010 – Alimentation Couche-Tard Inc. (“Couche-Tard”) today announced that it has submitted a proposal to the Board of Directors of Casey’s General Stores, Inc. (“Casey’s”) (Nasdaq: CASY) to acquire all of the outstanding shares of common stock of Casey’s for $36.00 per share in cash.

Couche-Tard’s all-cash proposal represents a 14% premium over Casey’s closing price of $31.59 per share on April 8, 2010, the last trading day prior to the public disclosure of Couche-Tard’s proposal, a 17% premium over Casey’s 90-calendar day average closing price, and a 24% premium over Casey’s one-year average closing price. The proposal also implies a last twelve months (as of January 31, 2010) EBITDA multiple of 7.4x and a price of $1.3 million per store, which compares favorably to corresponding metrics of publicly-traded companies and precedent transactions in the convenience store industry. The transaction has a total enterprise value of approximately $1.9 billion on a fully diluted basis, including Casey’s net debt of approximately $29 million.

“We strongly believe that our $36.00 per share all-cash proposal is compelling for Casey’s shareholders as it offers them the opportunity to realize full and immediate value for their investment,” said Alain Bouchard, President and Chief Executive Officer of Couche-Tard. “We are hopeful that the Casey’s Board of Directors and management team will realize the compelling opportunities this transaction offers, as well as the benefits for all of Casey’s constituencies. Indeed, it is our strong preference to work cooperatively with them and to immediately begin discussions to negotiate a mutually acceptable transaction. We are committed to pursuing this transaction and are prepared to take all necessary steps to make this combination a reality.”

“We have great respect for Casey’s operations, management and talented employees and are confident that they would benefit from the expanded opportunities and resources available to them as part of a larger and stronger company,” continued Mr. Bouchard. “Couche-Tard is the leader in the Canadian convenience store industry and the largest independent convenience store operator in North America (whether integrated with a petroleum company or not) in terms of number of company-operated stores. We have successfully completed numerous similar transactions and are confident that by working together with Casey’s management we will be able to quickly and efficiently integrate our operations to form a stronger, more competitive player that can provide customers with the very best that our industry has to offer.”

Below is the text of the letter that was sent today by Couche-Tard to the Board of Directors of Casey’s:

April 9, 2010

The Board of Directors of Casey’s General Stores, Inc.
c/o Robert J. Myers
Casey’s General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Mr. Myers:

As conveyed to you in our letters dated March 9, 2010 and March 30, 2010, our Board of Directors has authorized a proposal to acquire all of the outstanding shares of common stock of Casey’s General Stores, Inc. (“Casey’s”) at a price of $36.00 per share in cash. Despite our repeated efforts starting in October 2009 to engage in negotiations, and without the benefit of discussing our proposal with us or our advisors, your Board of Directors unanimously rejected our proposal. Our goal remains to work with you to agree to a negotiated transaction. However, due to your unwillingness to engage in discussions and the unique opportunity presented by our proposal for your shareholders to realize full and immediate value, we are compelled to make this proposal known to your shareholders.

As we have stated in our prior correspondence, including our initial contact in October 2009, we believe that a combination of Casey’s and Alimentation Couche-Tard Inc. (“Couche-Tard”) presents an exciting opportunity to create significant value for our respective shareholders, employees, business partners and other constituencies. The transaction consideration implies a last twelve months (as of January 31, 2010) EBITDA multiple of 7.4x and a price of $1.3 million per store, which compares favorably to corresponding metrics of publicly traded companies and precedent transactions in our industry. Our proposal represents a 14% premium over Casey’s closing price on April 8, 2010, a 17% premium over Casey’s 90-calendar day average closing price and a 24% premium over Casey’s one-year average closing price.

Couche-Tard is the largest independent convenience store operator in North America (whether integrated with a petroleum company or not) in terms of number of company-operated stores. As of April 8, 2010, we had an enterprise value of $4.1 billion. As you know, we have successfully completed similar transactions, including the acquisition of Circle K from ConocoPhillips and transactions with ExxonMobil, Shell, BP and Spirit Energy. As such, we are confident that we can successfully combine our two companies to quickly maximize the benefits for our respective constituencies.

We have an extremely high regard for your operations, management and talented employees. Our operations are highly decentralized and we have a track record of keeping most of the existing management and employees in place as we did in the Circle K acquisition and our other transactions.

Our senior management team and our legal and financial advisors have already completed extensive analysis and due diligence of Casey’s based on publicly available information. As previously mentioned, we have retained Credit Suisse Securities (USA) LLC as our financial advisor and Dewey & LeBoeuf LLP as our legal counsel. We have also retained Innisfree M&A Incorporated as our proxy solicitor. We are prepared to proceed expeditiously and, with your cooperation, believe we can be in position to execute a definitive agreement within two to three weeks.

Given our financial strength and the strong support of our financing sources, we do not anticipate that financing for the proposed transaction will be an issue.

I want to emphasize to you and your Board of Directors our seriousness about this proposal and our commitment to a combination of Casey’s and Couche-Tard. We are convinced that this proposal is compelling for Casey’s and its shareholders and provides a unique opportunity for Casey’s shareholders to realize full and immediate value. We also firmly believe that, given our approach to acquisitions, this transaction would be in the best interests of your employees, customers and the communities in which you operate. We believe that your continued failure to engage in discussions about our proposal is not in the best interest of your shareholders or any of your other constituencies.

Our strong preference is to work with you to negotiate a mutually acceptable transaction and avoid unnecessary costs. Our senior management team and our legal and financial advisors remain ready to meet with you and your representatives at your earliest convenience to discuss our proposal in detail. However, if you continue to refuse to engage in meaningful negotiations, we are prepared to submit our proposal directly to your shareholders and commence a proxy contest to replace your Board of Directors.

We urge you and your Board of Directors to reconsider our proposal. We look forward to a timely and favorable response.

Sincerely,

/s/ Alain Bouchard

Alain Bouchard
President and Chief Executive Officer

Advisors

Credit Suisse Securities (USA) LLC is acting as financial advisor and Dewey & LeBoeuf LLP is acting as legal advisor.

About Couche-Tard

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard currently operates a network of 5,883 convenience stores, 4,142 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 43 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. For more information, please visit: http://www.couchetard.com.

Important Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Casey’s General Stores, Inc. (“Casey’s”) has commenced at this time. In connection with the proposed transaction, Alimentation Couche-Tard Inc. (“Couche-Tard”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Casey’s. INVESTORS AND SECURITY HOLDERS OF CASEY’S ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Casey’s will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3.

In connection with the proposed transaction, Couche-Tard may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to shareholders of Casey’s. INVESTORS AND SECURITY HOLDERS OF CASEY’S ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Casey’s will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3.

Certain Information Regarding Participants

Couche-Tard and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Couche-Tard’s directors and executive officers in Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 26, 2009, which was filed with the SEC on July 24, 2009, and its proxy circular for the 2009 annual general meeting, which was furnished to the SEC on a Form 6-K on July 24, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the possibility that Couche-Tard will not pursue a transaction with Casey’s and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.

# # #

Contacts:

Raymond Paré	Joele Frank, Wilkinson Brimmer Katcher
Vice-President and Chief Financial Officer	Matthew Sherman / Eric Brielmann / Eric Bonach
Tel: (450) 662-6632 ext. 4607	Tel: (212) 355-4449
investor.relations@couche-tard.com
Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter
Tel: (212) 750-5833